     FARALLON RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604)684-6365 Fax No.: (604)684-8092

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and special general meeting (the “Meeting”) of Shareholders of Farallon Resources Ltd. (the “Company”) will be held in the Nootka Room (Concourse Level) at The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on November 8, 2007 at 2:00 p.m. (Pacific time) for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the consolidated financial statements of the Company for its fiscal year ended June 30, 2007, report of the auditor and related management discussion and analysis.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

B.	Special General Meeting Matters

1.	To consider and if thought fit, approve amendments to the Share Option Plan.

2.	To consider and if thought fit, approve the adoption of a Shareholder Rights Plan.

C.	General Matters

1.	To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that such shareholder’s shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, October 9, 2007.

BY ORDER OF THE BOARD

J. Richard H. Whittington
President and Chief Executive Officer